Exhibit 99.4

CERTIFICATE

TO:	British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities Service (Newfoundland and Labrador)

Financial and Consumer Services Division (Prince Edward Island)

Office of the Superintendent of Securities (Nunavut)

Office of the Superintendent of Securities (Northwest Territories)

Office of the Yukon Superintendent of Securities

RE:	Special meeting (the “Meeting”) of securityholders of Orla Mining Ltd. (the “Company”) scheduled for July 22, 2026

The undersigned, Brendan DePoe, the duly appointed Vice President, Legal and Corporate Secretary of the Company, in such capacity and not in his personal capacity, hereby provides notice that the Company is relying on Section 2.20 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) to abridge the time prescribed in subsections 2.2(1) and 2.5(1) of NI 54-101 and hereby certifies that the Company has arranged to:

(a)	have proxy-related materials for the Meeting sent in compliance with the applicable timing requirements in sections 2.9 and 2.12 of NI 54-101; and

(b)	have carried out all of the other requirements of NI 54-101, in addition to those described in subparagraph (a) above.

DATED this 23rd day of June, 2026.

ORLA MINING LTD.

Per:	(signed) “Brendan DePoe”
Brendan DePoe
Vice President, Legal and Corporate Secretary